# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Connect Biopharma Holdings Ltd, CIK 0001835268
CUSIP: G23549101
Title of class of securities: Ordinary Shares, par value $0.000174 per Share
Address of issuer's principal executive offices: 3580 Carmel Mountain Road, Suite 200, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001373604

## Reporting persons
- BML Investment Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,864,400; sole dispositive power 0; shared dispositive power 3,864,400; aggregate amount beneficially owned 3,864,400 (6.1% of the class)
- Braden M Leonard: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 400,000; shared voting power 3,864,400; sole dispositive power 400,000; shared dispositive power 3,864,400; aggregate amount beneficially owned 4,264,400 (6.77% of the class)

## Item 1. Issuer
Name of issuer: Connect Biopharma Holdings Ltd
Address of issuer's principal executive offices: 3580 Carmel Mountain Road, Suite 200 San Diego, California

## Item 2. Person Filing
Name of person filing:
BML Investment Partners, L.P.
Braden M Leonard
Address of principal business office or, if none, residence: 65 E Cedar, Suite 2, Zionsville IN 46077
Citizenship:
Delaware
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4264400
Percent of class: 6.77
Sole power to vote or to direct the vote: 400000
Shared power to vote or to direct the vote: 3864400
Sole power to dispose or to direct the disposition: 400000
Shared power to dispose or to direct the disposition: 3864400

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BML Investment Partners, L.P.: Braden M Leonard, BML Capital Management, LLC its General Partner By: Braden M Leonard, its Managing Member (10/06/2026)
- Braden M Leonard: Braden M Leonard, Managing Member of BML Capital Management, LLC (10/06/2026)